Exhibit 21.1

Aris Water Solutions, Inc.

List of Subsidiaries

Jurisdiction of
Name	Organization
829 Martin County Pipeline, LLC	Texas
Clean H2O Technologies, LLC	Delaware
Solaris Midstream DB-NM, LLC	Delaware
Solaris Midstream DB-TX, LLC	Delaware
Solaris Midstream Holdings, LLC	Delaware
Solaris Midstream MB, LLC	Delaware
Solaris Services Holdings, LLC	Delaware
Solaris Water Midstream, LLC	Delaware
Solaris Water Midstream Services, LLC	Delaware